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                             November 6, 2020

       Justin Mirro
       Chief Executive Officer
       Kensington Capital Acquisition Corp.
       1400 Old Country Road, Suite 301
       Westbury, New York 11590

                                                        Re: Kensington Capital
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed October 23,
2020
                                                            File No. 333-248930

       Dear Mr. Mirro:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 19, 2020 letter.

       Form S-4/A filed on 10/23/2020

       Ownership of New QuantumScape After the Closing, page 32

   1. We note your response to comment 13 and reissue our comment. Disclosure provided states that current
holders of QuantumScape will receive 140,130,613 shares of New
                                                        QuantumScape Class A
Common Stock and 157,511,179 shares of New QuantumScape
                                                        Class B Common Stock,
far below the number of shares being registered. Please revise your assumptions here
to account for the remaining shares to be issued in the future.
                                                        Please clarify the
number of Class A Common Stock and Class B Common Stock that are issuable, or subject to
options or other equity-based awards that are to be assumed. Please also disclose the
ownership percentage and voting percentage of the public shareholders assuming these shares
are issued. Please consider updating your related risk factor and the
 Justin Mirro
Kensington Capital Acquisition Corp.
November 6, 2020
Page 2
         fee table.
We may issue additional common stock or preferred stock to complete , page 65

2. We note your disclosure that the Existing Certificate of Incorporation authorizes the issuance of up to 100,000,000 shares of Kensington Class A Common Stock, 10,000,000 shares of Kensington Class B Common Stock and 1,000,000 shares of preferred stock.
         Please revise to reflect the number of securities that will be authorized under the amended and restated certificate of incorporation. Please clearly disclose that future issuance of
         Class B Common Stock will be dilutive to shareholders.
Certain QuantumScape Projected Financial Information, page 99

3.       Please ensure that all graphs and charts are legible.
Certain U.S. Federal Income Tax Consequences , page 124

4. We note that you intend for the transaction to qualify as a reorganization under Section
         368 of the Code, please revise your disclosures here to more clearly state counsel's tax opinion on whether the transaction will qualify as a reorganization. Also, state in your disclosure here that the discussion is the opinion of tax counsel. Whenever there is significant doubt about the tax consequences of the transaction, it is permissible for the tax
         opinion to use    should    rather than    will,    but counsel
providing the opinion must explain
         why it cannot give a    will    opinion and describe the degree of
uncertainty in the opinion.
         Please also include appropriate risk factor disclosure. Please refer to Sections III.B and C of Staff Legal Bulletin 19.
Kensington Capital Acquisition Corp
Notes to Unaudited Condensed Financial Statements
Note 8-Subsequent Events, page F-80

5. Please revise your disclosures relating to the October 2, 2020 putative class action lawsuit to indicate the damages or remedies sought by the plaintiffs, including the amount of any money damages, attorney and expert fees, and other expenses sought, in order to assist investors to better understand the company's exposure. To the extent possible, disclose an estimate of the range of loss, or include a statement that such an estimate cannot be made. Refer to ASC 450-20-50-9 and PCAOB Auditing Standard 4101 (AU
711).
Exhibit 5.1,LastNameJustin
FirstName    page II-3     Mirro
Comapany
6.          NameKensington
       Please                Capital
              have counsel revise     Acquisition
                                  its opinion      Corp.
                                              to refer to the number of Class A
Common Stock
       and 6,
November    Class
              2020B Page
                    Common
                         2 Stock being registered.
FirstName LastName
 Justin Mirro
FirstName
KensingtonLastNameJustin   Mirro
            Capital Acquisition Corp.
Comapany 6,
November   NameKensington
              2020           Capital Acquisition Corp.
November
Page  3    6, 2020 Page 3
FirstName LastName
       You may contact Effie Simpson, Staff Accountant, at (202) 551-3346 or Martin James,
Senior Advisor, at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-
7844 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:      Charles A. Samuelson